[Letterhead of Schulte Roth & Zabel LLP]

October 1, 2004

VIA EDGAR DIRECT TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          BlueLinx Holdings Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, BlueLinx Holdings Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “SEC”) the attached Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on September 2, 2004 (the “Amendment”) by the Company.

The sole purpose of this Amendment is to file certain exhibits.

Please note that the filing fee was previously paid by the Company.

Please contact the undersigned at (212) 756-2153 with any questions concerning this submission.

Very truly yours,

/s/ EDWARD SCHAUDER

cc:	Barbara V. Tinsley, Esq.
BlueLinx Holdings Inc.
General Counsel and Secretary

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
Partner